UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                             __________________

                               SCHEDULE 13G
                              (Rule 13d-102)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
       TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                        PURSUANT TO RULE 13d-2(b)



                              Maxygen, Inc.
                             (Name of Issuer)


                               Common Stock
                      (Title of Class of Securities)


                                577776107
                              (CUSIP Number)



                            December 15, 1999
         (Date of Event Which Requires Filing of this Statement)



   Check the following box to designate the rule pursuant to which this
                            Schedule is filed:

                                              / /            Rule 13d-1(b)
                                              / /            Rule 13d-1(c)
                                              /X/            Rule 13d-1(d)

                            __________________


     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                            Page 1 of 14 Pages

CUSIP No.     577776107          13G             Page 2 of 14 Pages



1  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Glaxo Wellcome plc

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
   Joint filing                                         (b) / /

3  SEC USE ONLY




4  CITIZENSHIP OR PLACE OF ORGANIZATION

   England and Wales

                5 SOLE VOTING POWER
  NUMBER OF
    SHARES        6,747,500
 BENEFICIALLY
   OWNED BY     6 SHARED VOTING POWER
     EACH
  REPORTING       n/a

  PERSON WITH   7 SOLE DISPOSITIVE POWER
                  6,747,500

                8 SHARED DISPOSITIVE POWER
                  None

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   6,747,500


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
   CERTAIN SHARES*                                                 / /


11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   21.9%

12 TYPE OF REPORTING PERSON*

   CO

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     577776107          13G             Page 3 of 14 Pages


1  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Wellcome Limited

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
    Joint filing                                                (b) / /

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

    England and Wales

                5 SOLE VOTING POWER
  NUMBER OF
    SHARES         6,710,000
 BENEFICIALLY
     EACH       6 SHARED VOTING POWER   OWNED BY
  REPORTING        n/a

 PERSON WITH    7 SOLE DISPOSITIVE POWER
                   6,710,000

                8 SHARED DISPOSITIVE POWER

                   None

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    6,710,000


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
   CERTAIN SHARES*                                                    / /


11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   21.8%

12 TYPE OF REPORTING PERSON*

    CO

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     577776107          13G             Page 4 of 14 Pages



1  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Glaxo Wellcome Holdings Limited

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
    Joint filing                                                 (b) / /

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

    England and Wales

                5 SOLE VOTING POWER
  NUMBER OF
    SHARES         6,710,000
 BENEFICIALLY
   OWNED BY     6 SHARED VOTING POWER
     EACH
  REPORTING       n/a

 PERSON WITH    7 SOLE DISPOSITIVE POWER

                   6,710,000

                8 SHARED DISPOSITIVE POWER

                  None

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    6,710,000


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                                                 / /


11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   21.8%

12 TYPE OF REPORTING PERSON*

   CO


                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     577776107          13G             Page 5 of 14 Pages



1  NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Glaxo Wellcome International B.V.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
   Joint filing                                                  (b) / /

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

   The Netherlands

                5 SOLE VOTING POWER
  NUMBER OF
    SHARES         6,710,000
 BENEFICIALLY
   OWNED BY     6 SHARED VOTING POWER
     EACH
  REPORTING       n/a

 PERSON WITH    7 SOLE DISPOSITIVE POWER

                   6,710,000

                8 SHARED DISPOSITIVE POWER

                   None

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    6,710,000


10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                                              / /


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    21.8%

12 TYPE OF REPORTING PERSON*

   CO

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.    577776107           13G             Page 6 of 14 Pages



1  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Adrian Nevil Hennah

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
    Joint filing                                             (b) / /

3  SEC USE ONLY




4  CITIZENSHIP OR PLACE OF ORGANIZATION

    British

                5 SOLE VOTING POWER
  NUMBER OF
    SHARES         None
 BENEFICIALLY
    OWNED BY    6 SHARED VOTING POWER
     EACH
   REPORTING       None

 PERSON WITH    7 SOLE DISPOSITIVE POWER

                   None

                8 SHARED DISPOSITIVE POWER

                   None

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    37,500 (not to be construed as an admission of beneficial ownership)

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                                                / /


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    0.1%

12  TYPE OF REPORTING PERSON*

    IN

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).     Name of Issuer:

                  Maxygen, Inc. ("Maxygen" or "Issuer"), a Delaware company


Item 1(b).     Address of  Issuer's Principal Executive Offices:

                  515 Galveston Drive
                  Redwood City, California 94063


Item 2(a).     Name of Person Filing:

                  Glaxo Wellcome plc ("Parent")
                  Wellcome Limited ("Limited")
                  Glaxo Wellcome Holdings Limited ("Holdings")
                  Glaxo Wellcome International B.V. ("International") (together with Adrian Nevil Hennah and each other entity listed in this Item 2(a), the "Reporting Persons")


Item 2(b).     Address of Principal Business Office or, if None,
               Residence:

                 The address of the principal business and principal office of each of the remaining Reporting Persons listed above in Item 2(a), other than International, is Glaxo Wellcome House, Berkeley Avenue, Greenford, Middlesex, UB6 0NN, England. The address of the principal business and principal office of International is Huis Ter HeideWeg 62, 3705 LZ, Zeist, The Netherlands. The address of the principal business and principal office of Mr. Adrian Nevil Hennah is the same as that of the Issuer as set forth in Item 1(b) above.


Item 2(c).     Citizenship:

                 See Row 4 of each cover page


Item 2(d).     Title of Class of Securities:

                 Common Stock, par value $0.0001 per share (the "Common
                 Shares")


Item 2(e).     CUSIP Number:

                 577776107

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

          (a) / / Broker or dealer registered under Section 15 of the Exchange Act.

          (b) / /   Bank as defined in Section 3(a)(6) of the Exchange
                    Act.

          (c) / / Insurance company as defined in Section 3(a)(19) of the Exchange Act.

          (d) / / Investment company registered under Section 8 of the Investment Company Act.

          (e) / / An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

          (f) / / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g) / / A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

          (j) / /   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

               Not applicable.


Item 4.   Ownership

          (a)  Amount beneficially owned:

                    On December 15, 1999 and in connection with the
               exercise of an over-allotment option, the Issuer launched an initial public offering of 6,900,000 of its Common Shares on The Nasdaq National Market (the "IPO"), resulting in there being 30,810,568 Common Shares issued
               and outstanding immediately following the IPO.   Prior to
               the IPO, International directly held beneficial ownership of 5,460,000 Common Shares. In addition, International directly held 1,250,000 shares of Series A Preferred Stock of the Issuer (the "Preferred Shares"). However, in connection with the IPO and in accordance with the Amended Certificate of Designations, Preferences and Rights of the Preferred Shares, International's entire

                              Page 8 of 14 Pages
               holding of Preferred Shares was converted into 1,250,000 Common Shares, at a conversion rate of one Common Share for each Preferred Share (the "Conversion").

                    Pursuant to stock options granted by the Issuer, Mr.
               Hennah, a director of the Issuer designated by Parent, is the record owner of 75,000 options of the Issuer (the "Options"), which may be converted, subject to vesting pursuant to the terms thereof, into 75,000 Common Shares. The Options are held of record by Mr. Hennah for the benefit of Parent which has the sole power to direct both the voting and disposition of the Options. Mr. Hennah disclaims beneficial ownership in the Options and the Common Shares. One-fourth of these Options are exercisable on each of May 5, 1998, May 5, 1999, May 5, 2000 and May 5, 2001. Furthermore, a portion of these Options are subject to a right of repurchase by the Issuer.

                    In connection with the IPO and the Conversion
               pursuant thereto, as of the date of this Schedule 13G, under the definition of "beneficial ownership" set forth in Rule 13d-3 of the U.S. Securities Exchange Act of 1934, as amended (the "Act"), Limited, Holdings and International, directly or indirectly, may each be deemed to own beneficially 6,710,000 Common Shares, representing 21.8% of the Common Shares issued and outstanding. International is the record holder of all such Common Shares.

                    Under Rule 13d-3(d)(1)(i) of the Act, as Mr. Hennah
               has the right to exercise one-half of the Options within sixty days of the date of this Schedule 13G, Mr. Hennah is deemed to be the beneficial owner of 37,500 Common Shares (the "Option Shares"), representing 0.1% of the Common Shares issued and outstanding. Mr. Hennah declares that neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that he is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any of the Option Shares or any other Common Shares covered by this
               Schedule 13G, and such beneficial ownership is expressly disclaimed pursuant to Rule 13d-4 of the Act.

                    As the parent corporation of Limited, which is the
               parent corporation by virtue of 83.3% ownership of Holdings, which is the parent corporation of International, and as the holder of the direct and indirect pecuniary interest in the Option Shares, as of the date of this Schedule 13G, Parent may be deemed to beneficially own indirectly 6,747,500 Common Shares, representing 21.9% of the Common Shares issued and outstanding.

                              Page 9 of 14 Pages

          (b)  Percent of Class:

               See Row 11 of each cover page.

          (c)  Number of shares as to which such person has:

               (i)  Sole power to vote or to direct the vote

                    See Row 5 of each cover page.
 .
               (ii)  Shared power to vote or to direct the vote
                     See Row 6 of each cover page.

               (iii)  Sole power to dispose or to direct the disposition of

                    See Row 7 of each cover page.

               (iv) Shared power to dispose or to direct the disposition of

                    See Row 8 of each cover page.

Item 5.   Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
          securities, check the following.  [   ]

               Not Applicable.


Item 6.   Ownership of More than Five Percent on Behalf of Another
          Person.

               Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not applicable.


Item 8.   Identification and Classification of Members of the Group.

               Not applicable.


Item 9.   Notice of Dissolution of Group.


                              Page 10 of 14 Pages

               Not applicable.


Item 10.  Certifications.

               Not applicable.
















































                              Page 11 of 14 Pages

                                SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2000
                                              GLAXO WELLCOME PLC


                                              BY:  /s/ Simon Bicknell
                                                   Name:  Simon Bicknell
                                                   Title: Assistant Group
                                                             Secretary

                                              WELLCOME LIMITED


                                              BY:  /s/ Simon Bicknell
                                                   Name:  Simon Bicknell
                                                   Title:  Assistant Company
                                                              Secretary

                                              GLAXO WELLCOME HOLDINGS LIMITED


                                              BY:  /s/ Simon Bicknell
                                                   Name:  Simon Bicknell
                                                   Title:  Company Secretary

                                              GLAXO WELLCOME INTERNATIONAL B.V.


                                              BY:  /s/ Onno Rethmeier
                                                   Name:  Onno Rethmeier
                                                   Title:  Director

                                              MR. ADRIAN NEVIL HENNAH


                                              BY:     /s/ Adrian N. Hennah














                              Page 12 of 14 Pages

                            INDEX OF EXHIBITS


Exhibit                                                       Sequentially
Number                             Description                Numbered Page
------                             -----------                --------------

  1              Joint Filing Agreement dated February 11,          14
                 2000, among the Reporting Persons.

  2              424(b)(4) Prospectus (File No. 333-89413)
                 of Maxygen, Inc., as filed with the U.S.
                 Securities and Exchange Commission on
                 December 17, 1999 (incorporated herein
                 by reference).






































                              Page 13 of 14 Pages

                        EXHIBIT 1 TO SCHEDULE 13G

                          Joint Filing Agreement

               Each of the undersigned hereby agrees and consents that the Schedule 13G filed herewith (this "Schedule 13G") by Glaxo Wellcome plc ("Glaxo Wellcome") is filed on behalf of each of them pursuant to the authorization of each of them to Glaxo Wellcome to make such filing and that such Schedule 13G is filed jointly on behalf of each of them, pursuant to Sections 13(d) and 13(g) of the U.S. Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder. Each of these persons is not responsible for the completeness or accuracy of the information concerning the other persons making this filing unless such person knows or has reason to believe that such information is inaccurate. This agreement may be signed in counterparts.

Dated:  February 11, 2000
                                           GLAXO WELLCOME PLC


                                           BY:   /s/ Simon Bicknell
                                                 Name:  Simon Bicknell
                                                 Title: Assistant Group
                                                          Secretary

                                           WELLCOME LIMITED


                                           BY:   /s/ Simon Bicknell
                                                 Name:  Simon Bicknell
                                                 Title:  Assistant Company
                                                           Secretary

                                           GLAXO WELLCOME HOLDINGS LIMITED


                                           BY:   /s/ Simon Bicknell
                                                 Name:  Simon Bicknell
                                                 Title:  Company Secretary

                                           GLAXO WELLCOME INTERNATIONAL B.V.


                                           BY:   /s/ Onno Rethmeier
                                                 Name:  Onno Rethmeier
                                                 Title:  Director

                                           MR. ADRIAN NEVIL HENNAH


                                           BY:   /s/ Adrian N. Hennah





                              Page 14 of 14 Pages